SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549
SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1
CPG Alternative Strategies Fund, LLC
(Name of Issuer)
CPG Alternative Strategies Fund, LLC
(Name of Person(s) Filing Statement)
Units of Beneficial Interest
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York  10022
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400
CALCULATION OF FILING FEE
Transaction Valuation: $6,803,000 (a)	Amount of Filing Fee: $685.06 (b)
(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest.
(b)	Calculated at 0.01007% of the Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$685.06
Form or Registration No.:	SC TO-I
Filing Party:	CPG Alternative Strategies Fund, LLC
Date Filed:	December 23, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
This Amendment No. 1 (the "Amendment") relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 23, 2015 by CPG Alternative Strategies Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $6,803,000 of units of beneficial interest on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.
Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
This Amendment to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended:
The Adviser has determined to wind down the Fund as of March 31, 2016.  Accordingly, the Adviser and the Board have decided to cancel the Offer in accordance with the terms thereof.  Additional information regarding the liquidation of the Fund and the anticipated distribution of the Fund's assets to investors is set forth in the investor letter attached hereto as Exhibit (a)(5).
ITEM 12.                          Exhibits.
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Form of Letter of Transmittal.*

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(4)	Not applicable.

(a)(5)	Letter to Investors dated January 13, 2016.**

(b)-(h)	Not applicable.

________________
*	Previously filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO on December 23, 2015.

**	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CPG ALTERNATIVE STRATEGIES FUND, LLC

By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

January 21, 2016

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Form of Letter of Transmittal.*

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(2)-(4)	Not applicable.

(a)(5)	Letter to Investors dated January 13, 2016.**

(b)-(h)	Not applicable.

________________
*	Previously filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO on December 23, 2015.

**	Filed herewith.